

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 4, 2021

Matthew Safaii
Chief Executive Officer
Arrowroot Acquisition Corp.
4553 Glencoe Ave., Suite 200
Marina Del Rey, CA 90292

> **Re: Arrowroot Acquisition Corp.**
> **Draft Registration Statement on Form S-1**
> **Submitted January 8, 2021**
> **CIK No. 0001835972**

Dear Mr. Safaii:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Summary
Our Acquisition Process, page 6

1. We note you disclose that if you seek to complete an initial business combination with a company that is affiliated with, or for which there is a fiduciary, contractual or other obligation by, your sponsor, officers or directors, you, or a committee of independent directors, may obtain an opinion from an independent investment banking firm which is a member of FINRA or an independent accounting firm that the consideration to be paid is fair from a financial point of view. Please revise your disclosure here and elsewhere as appropriate to clarify that you are not required to obtain an opinion from an independent investment banking firm or from a valuation or appraisal firm that the price you are

paying is fair to you from a financial point of view if you seek to complete an initial business combination with a company that is affiliated with your sponsor, officers or directors. In that regard, we note your risk factor titled "We are not required to obtain an opinion from an independent investment banking firm…" on page 39.

<u>Risk Factors</u>
<u>Our amended and restated certificate of incorporation will require, to the fullest extent permitted by law, that derivative actions, page 57</u>

2. We note you disclose that clause (D) of your exclusive forum provision will provide that "the Court of Chancery and the federal district court for the District of Delaware shall have concurrent jurisdiction over any action arising under the Securities Act." However, we also note you disclose on page 120 that "unless you consent in writing to the selection of an alternative forum, the federal courts shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act." Please revise to reconcile these disclosures.

You may contact Diane Fritz, Staff Accountant, at (202) 551-3331 or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or, in her absence, Karina Dorin, Attorney-Adviser, at (202) 551-3763 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Peter Byrne